UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

MonBébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.MV, DII.SV

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS THIRD QUARTER RESULTS

•

Improvements on track in ready-to-assemble furniture division

•

Nine month revenues up 7.3%; adjusted net earnings grow 14.1%

•

Adjusted Q3 EPS at US$0.78

Montreal, November 2, 2005 — Dorel Industries Inc. (TSX: DII.MV DII.SV; NASDAQ: DIIB) today released results for the third quarter and nine months ended September 30, 2005. Adjusted net earnings for the quarter, excluding restructuring costs incurred on the previously announced Ameriwood ready-to-assemble (RTA) furniture plant shutdown, were US$25.6 million or US$0.78 per diluted share.  Revenue for the third quarter was US$423.3 million, down slightly from US$433.8 million a year ago.  Strong revenue growth in the juvenile segment in the 2005 quarter partially offset the lower sales of Sting-Ray bicycles.  Unadjusted net earnings were US$19.8 million or US$0.60 per diluted share compared to US$28 million or US$0.85 per diluted share earned in the same quarter last year.

Nine month revenue increased by 7.3% to US$1.3 billion from last year’s revenue of US$1.2 billion for the corresponding period.  Adjusted earnings for the nine months grew 14.1% to US$74.6 million or US$2.27 per share compared to US$65.4 million or US$1.99 per share a year ago. On an unadjusted basis, year-to-date earnings were up 5.2% to US$68.8 million or US$2.09 per diluted share compared with US$65.4 million or US$1.99 per diluted share a year ago.

Summary of Financial Highlights
Third quarter ended September 30
All figures in thousands of US $, except per share amounts
	2005	2004	Change %
Revenue	423,329	433,839	-2.4%
Adjusted net income	25,609	28,046	-8.7%
Per share - Basic	0.78	0.86	-9.3%
Per share - Diluted	0.78	0.85	-8.2%
Net income	19,826	28,046	-29.3%
Per share - Basic	0.60	0.86	-30.2%
Per share - Diluted	0.60	0.85	-29.4%
Average number of shares outstanding -
diluted weighted average	32,923,907	32,893,018

Summary of Financial Highlights
Nine months ended September 30
All figures in thousands of US $, except per share amounts
	2005	2004	Change %
Revenue	1,330,607	1,240,003	7.3%
Adjusted net income	74,559	65,354	14.1%
Per share - Basic	2.27	2.00	13.5%
Per share - Diluted	2.27	1.99	14.1%
Net income	68,776	65,354	5.2%
Per share - Basic	2.09	2.00	4.5%
Per share - Diluted	2.09	1.99	5.0%
Average number of shares outstanding -
diluted weighted average	32,946,621	32,913,019

Juvenile Segment

Third quarter Juvenile revenue was up 13.9% to US$209.3 million compared to US$183.8 million during the same period a year ago. Earnings from operations increased 59.8% to US$28.4 million from US$17.7 million last year. For the nine months, revenue rose 11.7% to US$645.6 million from US$578.2 million last year, while earnings from operations jumped 60.9% to US$75.7 million from US$47 million a year ago.

Overall, year-to-date organic revenue growth was 9.6% with the remaining increase due to the conversion of Euro and Canadian dollar denominated revenue into US dollars at a higher rate of exchange in 2005.  The third quarter revenue increase came from both Europe and North America.  North America revenues rebounded from the decline in the second quarter, increasing by 14.8% over the prior year.  Year-to-date, revenues in Europe have increased by 15.3%. Year-to-date revenues in North America have increased by 9.1% over last year as new product introductions continue to be well received.

The segment’s year-to-date earnings improvement over last year is attributable to both the European and North American operations. In Europe, earnings increases have been driven principally by gains in Germany and Holland but also at subsidiaries in Spain, Italy and the United Kingdom. In North America, margins have declined due to higher raw material prices and a less profitable product mix. However these declines have been offset by lower product liability costs and a 60% earnings improvement in the Company’s Canadian operations.

Home Furnishings Segment

Home Furnishings revenue was flat at US$143.2 million during the third quarter compared to US$143.3 million a year ago. Adjusted earnings from operations decreased 42.6% to US$8.0 million from US$14.0 million last year. Quarter-over-quarter adjusted earnings from operations grew 29% from the previous quarter’s US$6.2 million. Year-to-date, revenue was up 5.8% to US$420.5 million from US$397.3 million last year. Adjusted earnings from operations for the nine months were down 14.1% to US$25.0 million from US$29.1 million last year.

Revenue increased in all Home Furnishings operations with the exception of Ameriwood’s ready-to-assemble (RTA) furniture operations.  Successful new product placements in several categories by Dorel Asia and continued good retail acceptance of newly designed futons were the principal reasons for the increases.  Cosco Home & Office sales of folding furniture and other imported home furnishings also increased both in the quarter and year-to-date by 13.6% and 14.5% respectively.

As announced on September 19, 2005 the Company will be consolidating its RTA furniture facilities.  Production will cease at its Wright City, Missouri factory no later than December 31st, 2005, as part of the overall plan to improve the earnings of the Company’s Home Furnishings segment. Of the expected pre-tax restructuring costs of approximately US$11.3 million, the Company recorded US$8.9 million in the third quarter. Of this amount US$6.4 million appears as a line item on the face of the Company’s income statement and another US$2.5 million is included in cost of sales. The after-tax impact in the quarter was US$5.8 million, or US$0.18 per diluted share. It is expected that the fourth quarter will include another US$1.1 million of the restructuring costs with the remaining US$1.3 million to be recognized in fiscal 2006. A table detailing the impact of the restructuring costs is included on page 4 of this press release.

RTA furniture update

Dorel is taking aggressive action to improve the RTA furniture division’s lower sales volumes and factory inefficiencies and positive results will start to show in early 2006. An all encompassing plan is addressing product development, customer service, inventory reduction and production. The process is well underway:

•

Third quarter inventory levels dropped 17%, while customer service has improved substantially.

•

An expanded marketing strategy is in place, realigning marketing into four distinct groups, each focused on developing products unique to their categories.  A record number of new products will have been launched during the second half of this year.

•

The three remaining RTA furniture plants are ready to accommodate the integration of the Wright City facility once it closes.  Headcount reductions have taken place beyond the planned Wright City closure and there are improvements in efficiency and scrap levels. Annual pre-tax savings from the closure of Wright City alone are expected to exceed US$5 million as of next year.

•

A greatly enhanced new product development capability process has been established allowing for exceptional speed to market, from conception to delivery.

•

New programs have been, and will continue to be established at several mass merchant customers and recent and promising gains by Ameriwood beyond the mass merchant channel are resulting in growth of the division’s customer base.

“These measures and others will have a positive impact on the Company by reducing our costs and by considerably improving operating efficiencies.  Combined with Ameriwood’s new management’s focus on marketing and intensive product development, this augurs well for 2006 and beyond. We firmly believe that we will be a thriving enterprise in a consolidating industry”, commented Martin Schwartz, President and CEO.

Recreational/Leisure Segment

Third quarter Recreational/Leisure revenue decreased 33.7% to US$70.8 million compared to last year’s US$106.8 million. Earnings from operations dropped 57.4% to US$6.3 million from US$14.7 million. For the nine months, revenue was unchanged from last year at US$264.5 million. Nine month earnings from operations were down 16% to US$28.4 million from US$33.8 million last year. Included in the 2005 year-to-date revenue is $12.3 million from an extra month’s sales. Sales increases occurred in several product categories and brands.  However, Sting-Ray sales in the first nine months of 2004 far exceeded those in 2005, more than offsetting any increases.

Reconciliation of net earnings to adjusted net earnings

The Company is including adjusted net earnings, a non-GAAP financial measure, as it believes this permits more meaningful comparisons of its core business performance between the periods presented. A reconciliation of adjusted net earnings to GAAP net earnings is set forth on the next page:

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third quarter ended September 30, 2005			Nine months ended September 30, 2005
	As reported	Charges	Excluding Charges	As reported	Charges	Excluding Charges

TOTAL REVENUE	$ 423,329	$ -	$ 423,329	$ 1,330,607	$ -	$ 1,330,607

EXPENSES
Cost of sales	327,335	(2,493)	324,842	1,028,236	(2,493)	1,025,743
Operating	47,624	-	47,624	155,416	-	155,416
Depreciation and amortization	10,308	-	10,308	29,758	-	29,758
Research and development costs	1,560	-	1,560	6,212	-	6,212
Restructuring costs	6,432	(6,432)	-	6,432	(6,432)	-
Interest on long-term debt	7,426	-	7,426	22,172	-	22,172
Other interest	478	-	478	1,072	-	1,072
	401,163	(8,925)	392,238	1,249,298	(8,925)	1,240,373

Income before income taxes	22,166	8,925	31,091	81,309	8,925	90,234

Income taxes	2,340	3,142	5,482	12,533	3,142	15,675

NET INCOME	$ 19,826	$ 5,783	$ 25,609	$ 68,776	$ 5,783	$ 74,559

EARNINGS PER SHARE
Basic	$ 0.60	$ 0.18	$ 0.78	$ 2.09	$ 0.18	$ 2.27
Diluted	$ 0.60	$ 0.18	$ 0.78	$ 2.09	$ 0.18	$ 2.27

SHARES OUTSTANDING
Basic - weighted average	32,858,942	32,858,942	32,858,942	32,829,357	32,829,357	32,829,357
Diluted - weighted average	32,923,907	32,923,907	32,923,907	32,946,621	32,946,621	32,946,621

Commentary

Mr. Schwartz said that progress is being made in a number of areas in addition to the RTA furniture division. “Operating costs are running lower than last year principally due to reduced product liability costs as well as other cost containment measures. We are pleased with the third quarter US$23 million reduction in overall inventories.  Work will continue to bring inventory levels down,” stated Mr. Schwartz.

“It will still take the balance of this year to correct the RTA furniture issues; as well, last year’s unprecedented fourth quarter sales of Sting-Ray bicycles will not be repeated this year.  Despite our strong nine month performance, full year 2005 after-tax adjusted earnings will likely be lower than those recorded in 2004, although fiscal 2005 adjusted pre-tax earnings should be above last year.  Continued success in Europe is expected to contribute to the Juvenile Segment’s overall progress as will new listings in North America and several new product introductions,” concluded Mr. Schwartz.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:30 P.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (866) 250-4909 (elsewhere in North America). The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21159817# on your phone. This tape recording will be available on Wednesday, November 2nd, 2005 as of 3:30 P.M. until 11:59 P.M. on Wednesday, November 9th, 2005.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses; Cosco Home & Office, which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	as at September 30, 2005 (unaudited)	as at December 30, 2004 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 14,251	$ 11,288
Accounts receivable	267,538	286,529
Inventories	301,239	292,991
Prepaid expenses	8,765	12,756
Funds held by ceding insurer	3,627	7,920
Future income taxes	26,404	24,027
	621,824	635,511

CAPITAL ASSETS	149,740	163,707
GOODWILL	484,932	512,546
DEFERRED CHARGES	17,202	20,983
INTANGIBLE ASSETS	255,644	262,968
FUTURE INCOME TAXES	10,929	10,401
OTHER ASSETS	9,887	10,786
ASSETS HELD FOR SALE	1,297	-
	$ 1,551,455	$ 1,616,902

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 494	$ 1,915
Accounts payable and accrued liabilities	281,372	354,738
Income taxes payable	6,135	5,629
Balance of sale payable	5,611	7,773
Future income taxes	1,146	1,379
Current portion of long-term debt	7,666	7,686
	$ 302,424	$ 379,120

LONG-TERM DEBT	495,398	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,262	20,006
BALANCE OF SALE PAYABLE	-	5,278
FUTURE INCOME TAXES	71,698	75,719
OTHER LONG-TERM LIABILITIES	4,740	2,684

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	162,459	160,876
CONTRIBUTED SURPLUS	3,250	1,081
RETAINED EARNINGS	455,609	386,833
CUMULATIVE TRANSLATION ADJUSTMENT	35,615	79,489
	656,933	628,279
	$ 1,551,455	$ 1,616,902

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third quarter ended		Nine months ended
	September 30, 2005 (unaudited)	September 30, 2004 (unaudited)	September 30, 2005 (unaudited)	September 30, 2004 (unaudited)

Sales	$ 418,835	$ 428,422	$ 1,314,640	$ 1,226,460

Licensing and commission income	4,494	5,417	15,967	13,543

TOTAL REVENUE	423,329	433,839	1,330,607	1,240,003

EXPENSES
Cost of sales	327,335	331,479	1,028,236	951,632
Operating	47,624	51,751	155,416	159,593
Depreciation and amortization	10,308	8,568	29,758	26,844
Research and development costs	1,560	1,015	6,212	4,691
Restructuring costs	6,432	-	6,432	-
Interest on long-term debt	7,426	7,472	22,172	21,217
Other interest	478	2,473	1,072	2,987
	401,163	402,758	1,249,298	1,166,964

Income before income taxes	22,166	31,081	81,309	73,039

Income taxes	2,340	3,035	12,533	7,685

NET INCOME	$ 19,826	$ 28,046	$ 68,776	$ 65,354

EARNINGS PER SHARE:
Basic	$ 0.60	$ 0.86	$ 2.09	$ 2.00
Diluted	$ 0.60	$ 0.85	$ 2.09	$ 1.99

SHARES OUTSTANDING
Basic – weighted average	32,858,942	32,770,265	32,829,357	32,709,782
Diluted – weighted average	32,923,907	32,893,018	32,946,621	32,913,019

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third quarter ended		Nine months ended
	September 30, 2005 (unaudited)	September 30, 2004 (unaudited)	September 30, 2005 (unaudited)	September 30, 2004 (unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 19,826	$ 28,046	$ 68,776	$ 65,354
Adjustments for:
Depreciation and amortization	10,308	8,568	29,758	26,844
Future income taxes	(3,517)	(754)	(2,066)	(2,444)
Funds held by ceding insurer	4,382	(34)	4,293	(2,952)
Stock based compensation	748	-	2,169	-
Restructuring costs	6,432	-	6,432	-
Loss on disposal of capital assets	194	81	361	410
	38,373	35,907	109,723	87,212

Changes in non-cash working capital:
Accounts receivable	(4,712)	(46,683)	9,248	(24,069)
Inventories	22,490	(23,718)	(15,641)	(34,275)
Prepaid expenses and other assets	1,267	562	4,408	2,303
Accounts payable and accrued liabilities	(51,590)	18,399	(61,391)	46,519
Income taxes payable	2,986	5,657	(44)	6,331
	(29,559)	(45,783)	(63,420)	(3,191)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	8,814	(9,876)	46,303	84,021

FINANCING ACTIVITIES
Bank indebtedness	(3,518)	(1,228)	(1,295)	32
Long-term debt	(369)	12,333	(10,334)	250,079
Issuance of capital stock	-	515	1,417	3,694
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,887)	11,620	(10,222)	253,805

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(69)	(7,440)	(295,859)
Additions to capital assets – net	(4,771)	(8,238)	(16,500)	(24,928)
Deferred charges	(984)	(2,850)	(5,688)	(9,727)
Intangible assets	(1,164)	(190)	(4,023)	(2,790)
CASH USED IN INVESTING ACTIVITIES	(6,919)	(11,347)	(33,651)	(333,304)

Effect of exchange rate change on cash	355	328	533	(599)

NET INCREASE IN CASH	(1,637)	(9,275)	2,963	3,923

Cash and cash equivalents, beginning of period	15,888	27,075	11,288	13,877

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 14,251	$ 17,800	$ 14,251	$ 17,800

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Nine months ended
	September 30, 2005 (unaudited)	September 30, 2004 (unaudited)

BALANCE, BEGINNING OF PERIOD AS REPORTED	$ 386,833	$ 287,583

Restatement	-	(826)

BALANCE, BEGINNING OF PERIOD AS RESTATED	386,833	286,757

Net income	68,776	65,354

BALANCE, END OF PERIOD	$ 455,609	$ 352,111

DOREL INDUSTRIES INC.

SEGMENTED INFORMATION

ALL FIGURES IN THOUSANDS OF US $

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational/Leisure
			For the nine month period ended September 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues	$ 1,330,607	$ 1,240,003	$ 645,640	$ 578,214	$ 420,500	$ 397,279	$ 264,467	$ 264,510
Cost of sales	1,028,236	951,632	455,777	408,266	364,749	336,749	207,710	206,617
Operating expenses	141,048	148,101	87,331	99,594	25,999	24,757	27,718	23,750
Depreciation and amortization	28,484	25,632	22,437	19,876	5,396	5,394	651	362
Research and development costs	6,212	4,691	4,389	3,441	1,823	1,250	-	-
Restructuring costs	6,432	-	-	-	6,432	-	-	-
Earnings from Operations	120,195	109,947	$ 75,706	$ 47,037	$ 16,101	$ 29,129	$ 28,388	$ 33,781
Interest	23,244	24,204
Corporate expenses	15,642	12,704
Income taxes	12,533	7,685

Net income	$ 68,776	$ 65,354

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational/Leisure
			For the third quarter ended September 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total Revenues	$ 423,329	$ 433,839	$ 209,331	$ 183,756	$ 143,207	$ 143,312	$ 70,791	$ 106,771
Cost of sales	327,335	331,479	144,005	129,275	127,119	119,375	56,211	82,829
Operating expenses	44,379	46,843	28,128	29,884	8,256	7,834	7,995	9,125
Depreciation and amortization	9,907	8,096	7,855	6,209	1,718	1,754	334	133
Research and development costs	1,559	1,015	982	647	577	368	-	-
Restructuring costs	6,432	-	-	-	6,432	-	-	-
Earnings from Operations	33,717	46,406	$ 28,361	$ 17,741	$ (895)	$ 13,981	$ 6,251	$ 14,684
Interest	7,904	9,945
Corporate expenses	3,647	5,380
Income taxes	2,340	3,035

Net income	$ 19,826	$ 28,046

Geographic Segments - Origin

	Nine months ended September 30,		Third quarter ended September 30,
	2005	2004	2005	2004

Canada	$ 148,317	$ 132,406	$ 51,442	$ 42,915
United States	814,278	812,866	256,664	292,014
Europe	272,995	236,776	82,626	73,357
Other foreign countries	95,017	57,955	32,597	25,553
Total	$ 1,330,607	$ 1,240,003	$ 423,329	$ 433,839

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

November 2, 2005